Great Plains Ethanol 27716 462nd Avenue Chancellor, SD 57015

August 14, 2008

Mr. John Hartz

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549-7010

Re:          Great Plains Ethanol, LLC

                File No. 0-49779

Mr. Hartz:

We are in receipt of your letter dated August 6, 2008 where you provided additional comments on our annual report filed on Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses in the corresponding revisions to our reports, set forth below are each of your comments in chronological order immediately followed by our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Response:             Please see below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26.

2.               We continue to believe that you should provide additional disclosures and analysis to address why the increase in corn prices was not offset by your use of derivatives and why the impact of your derivatives contracts was also adverse. For example, it is unclear whether your positions were too small relative to raw material needs, or whether your strategies and assumptions resulted in adverse impacts. Specifically, during the year ended December 31, 2007, you state that corn costs increased $27.71 million from the year ended December 31, 2006. You further state that the use of an effective risk management strategy in 2007 offset in part the increase in corn costs caused by the market by $703,307. This appears to only cover a relatively small portion of the increase. Please provide a comprehensive explanation for the reasons for any significant hedging losses recorded during each period and the likelihood of additional losses in the future. We urge you to clearly explain to readers the impact of derivatives for each period and underlying reasons for such impact.

As previously requested, at each reporting date, you should report the notional amount of your derivatives by type, the basic terms of your contracts and in MD&A, your basic hedge positions with regard to raw material costs as of the reporting date.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

                General

3.               Please address the above comments in your interim filings as well.

Response:                                        For the Form 10-K filing for the year ended December 31, 2007, we have revised our “Cost of Revenues” sections, beginning on page 29 and 30.

                                                                                                For the Form 10-Q filing for the quarter ended March 31, 2008, we have revised our “Cost of Revenues” section, beginning on page 19.

FORM 10-K

Cost of Revenues (page 29).

Cost of revenues, which includes production expenses, increased $27.9 million, or 40.7%, to $96.6 million for the year ended December 31, 2007, from $68.6 million for the year ended December 31, 2006.  Cost of revenues increased primarily due to a $27.71 million, or 87.3%, increase in corn costs, offset by a $212,400, or 4.1%, decrease in chemical costs, a $248,300, or 5.9%, decrease in denaturant costs, and a $1.46 million, or 10.3%, decrease in natural gas costs.

Corn costs increased $27.71 million from the year ended December 31, 2006 to $59.43 million for the year ended December 31, 2007, due to a significant change in the market price of corn. The average local market price of corn, which is the price we pay to local producers for corn, increased $1.29, or 59.1%, from $2.18 per bushel in 2006 to $3.47 per bushel in 2007. The market price increase is the sole driving factor of the increase in our corn costs between periods. The use of risk management, in contrast, did not adversely impact corn costs overall as gains resulting from the use of forward or market-to-arrive contracts offset losses resulting from the use of hedging instruments and, therefore, drove down corn costs by $703,307. The market price increased between periods due to a low corn carryout at the end of 2006, a decrease in supply of corn globally, and an increase in demand for corn from the growing ethanol industry and from countries like China and India.

Our use of risk management to protect against price volatility, particularly the net effect of the use of futures and options contracts, forward or market-to-arrive contracts, and net realizable value of corn inventories, partially offset the increase in corn costs caused by the change in market price by $703,307. As part of our risk management program, we attempt to minimize the effects of volatility of corn prices by the use of hedging instruments, including the purchase of futures and options on the Chicago Board of Trade (CBOT) and entering into forward or market-to-arrive contracts with local producers. With forward contracts, we contract with local producers for the future delivery of corn by locking in the supply and delivery at a price at the time at which the contract is entered. If the contracted price is lower than the market price at the end of the period, we recognize a gain; conversely, if the contracted price is higher than the market price, we recognize a loss. With futures and options, we hedge forward contracts by selling futures. The price we pay for corn is then established at a later date when futures contracts are eventually bought back. Futures and options are also utilized to create a synthetic form of ownership, unrelated to the hedging (selling futures) of forward contracts.

Unrealized gains and losses from all risk management instruments at the end of each period, which result from a change in market value, are recognized in cost of revenues as the changes occur. Unrealized gains are recognized as a decrease in cost of revenues while unrealized losses are recognized as an increase in cost of revenues. Inventories and forward contracts are recorded at net realizable value so that gains or losses on derivative contracts (i.e. futures and options), are offset by gains or losses on inventories and forward contracts.  In 2007, our $2.8 million in losses from the use of hedging instruments are offset by a $2.87 million gain from our use of forward contracts, resulting in a net gain of $703,307 and, accordingly, a decrease to our corn costs. The gain was recognized because the price per bushel of corn on the forward contracts that we entered into with local producers was less than the rising market price of corn in 2007 when the contracts were eventually valued.  The loss on hedging instruments was caused by the significant rise in the market price of corn in 2007 relative to our futures’ positions. In 2007, in order to provide us with an adequate forward margin structure, we sold futures on the CBOT in effort to defer establishing the price of corn of our forward contracts until we priced the bushels against fixed ethanol sales. In a corn market when prices increase, a strategy of selling futures to defer establishing the price to a later date will generally cause a loss to be recognized, but will help protect a positive margin in a volatile market with ethanol sales for which have not been contracted.  If we were to experience in the future the unprecedented increase in the market price of corn of 2007, while we may experience similar losses from the use of hedging instruments, we anticipate that our total risk management strategy should help mitigate the overall increase in corn costs and improve our margin positions relative to ethanol sales.

Under the rules of the Chicago Mercantile Exchange (CME), the notional amount of futures and options in the corn market is 5,000 bushels for every contract.  Therefore, for each futures contract sold, we are selling the equivalent of 5,000 bushels of corn. The terms of our contracts are primarily dependent upon the corn market and future ethanol sales.

Chemical costs decreased from 2006 to 2007 due to product purchase discounts, which we acquired through bulk purchasing with other ethanol plants management by POET.  Denaturant costs decreased for the same period due to a reduction in overall usage which resulted from the reduction of the percentage of denaturant blended with ethanol.  Natural gas costs decreased due to a 2.6% decrease in cost per decatherm, which represented $334,800 of the overall decrease in natural gas costs.

Cost of Revenues (page 30).

Cost of revenues, which includes production expense, increased $3.2 million, or 4.95%, to $68.6 million for the year ended December 31, 2006 from $65.4 million for the year ended December 31, 2005. The increase in costs of revenues is primarily attributed to an increase in costs for denaturant, processing chemicals and freight, offset by a decrease in natural gas costs. Corn costs between periods remained relatively constant between periods, increasing only $288,300. Corn costs remained constant between periods because the annual market price of corn only increased $0.19 per bushel.

Denaturant costs increased $1.25 million, or 42.9%, from December 31, 2005 to the year ended December 31, 2006 as a result of increased production and increase in general usage. Similarly, processing and chemical costs increased $1.28 million, or 33.9%, due to an increase in production and conversion to BPX™ technology. In addition, freight costs for transporting distillers grains increased $1.16 million, or 25.7%, due to an increase in surcharges and expenses imposed by the Burlington Northern Santa Fe Railroad. In contrast, natural gas costs decreased $622,000, or 4.2%, due to a decrease in the price of crude oil and a less active hurricane season compared to 2005.

FORM 10-Q

Cost of Revenues (page 19)

Cost of revenues, which includes production expenses, increased $5.6 million, or 23.7%, to $29.2 million for the three months ended March 31, 2008 from $23.6 million for the three months ended March 31, 2007. Cost of revenues increased between periods primarily due to a $6.56 million, or 45.0%, increase in corn costs from $14.56 million for the three months ended March 31, 2007 to $21.12 million for the three months ended March 31, 2008.  On a lesser scale, cost of revenues were affected by a $788,600, or 24.8%, increase in natural gas costs and a $367,800, or 32.3%, increase in chemical costs.

Corn costs increased from the three months ended March 31, 2007 to the three months ended March 31, 2008 due to an increase in the market price of corn, and an increase in production volume following expansion. Due to expansion, we processed 5.01 million bushels of corn for the three months ended March 31, 2008 compared to 4.29 million bushels for the three months ended March 31, 2007, a 16.9% increase.  In addition, the quarterly average price of corn increased $0.92 per bushel, or 27.1%, between periods. The average local market price of corn, which is the price we pay to local producers for corn, was $4.96 per bushel for the three months ended March 31, 2008. The price of corn continued to be impacted by an increase in demand for corn nationally and globally, concerns over low carryout from 2007 and delays in spring planting.

Our use of risk management to protect against price volatility, particularly the net effect of the use of futures and options contracts, forward or market-to-arrive contract, and net realizable value of corn inventories, partially offset the increase in corn costs caused from the change in market price by $3.21 million. For the three months ended March 31, 2008, we recognized a $13.02 million gain from our use of forward contracts compared to a $9.86 million loss from our hedging instruments resulting in a net gain of $3.21 million and, accordingly, a decrease to our corn costs. The gain was recognized because the price per bushel of corn on the forward contracts that we entered into with local producers was less than the market price of corn when the contracts were valued during the first quarter. The loss on hedging instruments was caused by the significant rise in the market price of corn during the first quarter of 2008 relative to our futures’ positions. In the first quarter of 2008, in order to provide us with an adequate forward margin structure, we sold futures on the CBOT in effort to defer establishing the price of corn on our forward contracts until we priced these bushels against fixed ethanol sales. In a corn market when prices increase, a strategy of selling futures to defer establishing the price to a later date will generally cause a loss to be recognized, but will help protect a positive margin in a volatile market with ethanol sales for which have not been contracted.  If we were to experience in the future the unprecedented increase in the market price of corn during the first quarter of 2008, while we may experience similar losses from the use of hedging instruments, we anticipate that our total risk management should help mitigate the overall increase in corn costs and improve our margin positions relative to ethanol sales.

Natural gas costs increased $788,600 from the three months ended March 31, 2007 to the three months ended March 31, 2008 due to a 17.2% increase in the average price of natural gas and a 6.1% increase in volume used.  The increase in price is principally due to the continued rise in crude oil prices.  Natural gas volume also increased due to an increase in production following expansion.

In connection with our response to the Commission’s review letter, we acknowledge and understand all of the following:

1.   That we are responsible for the adequacy and accuracy of the disclosure in our filings;

2.   That the Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               That we may not assert Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This concludes our second response to your review letter. We hope that our revisions and comments have satisfied your concerns and questions and again look forward to working with you in resolving these issues. If you have any further questions or comments, please contact me at (605) 647-0040 or our attorney, Chris Lent, at (605) 336-3890. Thank you.

Sincerely,

GREAT PLAINS ETHANOL, LLC

/s/ Rick Serie
Rick Serie, CEO